THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

2

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2008 and the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2009.

This MD&A is prepared as of November 16, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies and legislation, geopolitical and economic uncertainty, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those stated herein. For additional risk factors please refer to the Company's latest Annual Information Form, filed on SEDAR (www.sedar.com).

1.2        Overview

Continental is focused on developing mineral projects in the People's Republic of China ("PRC").

Continental owns 100% of Highland Mining Inc. ("Highland"), the parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), a wholly foreign owned enterprise ("WFOE") that holds 100% of the Xietongmen property in the Tibet Autonomous Region ("TAR"), PRC. The Xietongmen property consists of two exploration licenses, totalling approximately 122 square kilometres. Exploration on the property by Continental since 2005 has resulted in the discovery of two copper-gold deposits.

The Xietongmen deposit was discovered in 2005. A comprehensive program began in 2006 to collect the necessary information for a feasibility study and environmental and socio-economic impact assessments ("ESIA") for mining the Xietongmen deposit.

The 2007 Feasibility Study completed by Aker Kvaerner E&C1 proposed a 40,000 tonnes per day conventional mill and open pit mining operation for Xietongmen, producing an average of 116 million pounds of copper, 190,000 ounces of gold and 1.73 million ounces of silver per year over a 14 year mine life. The study was based on a copper price of US$1.50/lb, a gold price of US$500/oz and a silver price of US$8.50/oz and 219.8 million tonnes of measured and indicated resources grading 0.43% copper, 0.61 g/t gold and 3.87 g/t silver, containing 2

___________________________________________
1October 2007 Technical Report is available on the Company’s profile on www.sedar.com. Qualified Persons are G. Holmes, P.Eng., P. Live, Eng., and L. Melis, P.Eng.

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CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

billion pounds of copper and 4.3 million ounces of gold at a 0.15% copper cut-off in the Xietongmen deposit, including 182 million tonnes of proven and probable mineral reserves.

In 2007 and 2008, Continental completed a number of submissions required to advance permitting for the project prior to the mining license application. These materials encompass at least eleven reports and permits, covering all aspects of the project development that have been submitted and approved by relevant PRC and TAR government authorities during the initial project review process. These include the geological resources report, the environmental impact report, the water use permit, the reclamation plan approval and the preliminary land use permit, among others. The mining license application is currently in the process of being submitted.

An initial resource estimate for the Newtongmen deposit by Wardrop Engineering ("Wardrop") was announced in May 2009. At a 0.20% copper cut-off, the results include:

  Indicated mineral resources of 388.9 million tonnes grading 0.32% copper, 0.18 g/t gold and 0.87 g/t silver, containing 2.8 billion pounds of copper, 2.3 million ounces of gold and 10.8 million ounces of silver; and

  Inferred mineral resources of 264.8 million tonnes grading 0.29% copper, 0.07 g/t gold and 0.12 g/t silver, containing 1.7 billion pounds of copper, 0.6 million ounces of gold and 1.0 million ounces of silver.

Project work in 2009 is focused on the Xietongmen deposit. Activities have included basic engineering, project optimization and completion of the international-standard ESIA report to prepare for construction to start once permits are received.

The Company had approximately $3.5 million cash on hand at the end of September 30, 2009.

In October 2009, Continental completed a $25 million financing.

1.2.1    Property Agreements

Property Acquisition

During 2005 and 2006, the Company earned a 60% interest in the shares of Highland by making option payments totalling US$2 million and completing US$11.3 million of exploration expenditures.

In December 2006, the Company completed a merger of Great China Mining Inc. with the Company. Consequently, Continental now holds 100% of Highland, which in turn holds 100% of Tian Yuan, which itself holds the exploration licenses comprising the Xietongmen property.

Concurrent with the completion of the merger, the Company also acquired three other properties (subsequently combined into one exploration license), totalling 109 square kilometres surrounding the original property, through the payment of US$3.25 million and the issuance of 1.5 million units (each unit consisting of one share and one warrant of the Company).

1.2.2    Framework Agreement for Financing and Mine Services

In 2007, Continental entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for the

4

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Xietongmen project. Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals.

Pursuant to the Agreement, Jinchuan acquired, in two tranches, 18 million common shares of the Company for a total cost of $36 million. Jinchuan has also agreed to provide funding support to the Xietongmen Project, including assistance in arranging up to 60% of the required capital financing for the development of a mine in the form of debt; contributing 30% of required capital financing (net of any equity subscriptions) for the Xietongmen Project in the form of debt and/or equity. In addition, Jinchuan has also agreed to provide assistance to the Company in obtaining all necessary permits, licenses, government approvals, and community support as well as providing technical assistance in infrastructure development, and complementary input into design engineering, training, maintenance and other technical aspects, as well as sales of mineral products.

Jinchuan and Tian Yuan have entered into a life-of-mine concentrate off-take arrangement in connection with future production from the Xietongmen deposit only. Jinchuan holds, subject to maintaining a certain minimum interest in the Company, a right of first refusal to purchase any other concentrate, including Newtongmen concentrate, that may be produced in the future by the Company within the People's Republic of China.

1.2.3    Project Finance

In August 2008, the Company announced that it had engaged Standard Bank plc, the principal international investment banking subsidiary of the Standard Bank Group Limited, jointly with the Industrial and Commercial Bank of China as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen property. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

1.2.4    Private placement financing

In October 2009, the Company completed a private placement financing, issuing 23,364,486 common shares. ZiJin Mining Group Ltd. purchased 21,121,495 shares and the remainder was purchased by other non-related parties. Total gross proceeds of this financing were $25 million.

1.2.5    Property Activities

Xietongmen Deposit

In 2009, the main work programs are directed toward completion of permitting and preparations for mine development at Xietongmen.

Engineering

Continental has retained the Beijing General Research Institute of Mining and Metallurgy ("BGRIMM") as the primary Chinese design institute and a number of international firms to work with the Chinese design groups, including, Melis Engineering Ltd ("Melis"), Wardrop Engineering, Golder Associates Ltd ("Golder") and Leighton Asia Limited ("Leighton") along with its own in-house engineering team to complete project optimization, basic engineering and costing work for the Xietongmen Project. This is similar to the approach taken for the Feasibility Study in 2007, and is required under legislation in China.

5

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

During the third quarter of 2009, the Company’s in-house engineering team worked closely with BGRIMM and Wardrop Engineering on optimizing the project development including reviewing process flow sheets and design, as well as preparing equipment specifications, process plant layout, piping and instrumentation diagrams and mine infrastructure design. In addition to this work, Leighton and Golder were engaged to assist with optimizing the mining plan, open pit design and tailings storage and operational water management plan. During this time, additional metallurgical test work was also undertaken by Melis and completed by SGS Lakefield Laboratories.

Since September 30, 2009, the Company’s engineering team has continued work on the optimization of the process design and flow sheets. Other critical basic engineering items in progress include detailed work on site preparation designs, requests for quotations, preparation of procurement documents, process plant general layout and piping and instrumentation diagrams.

Environmental and Socio-economic

To improve understanding of potential project impacts, environmental baseline studies are continuing and include population and habitat usage surveys of the black-necked crane, air quality, precipitation, meteorology and hydrology and stream bed-load movement surveys. Community outreach programs for the year included community health initiatives such as capacity building of Tibetan doctors and the provision of equipment and supplies for the local medical clinic; training of local people on basic veterinary care and the implementation of an animal husbandry program; agricultural productivity support; support for community infrastructure; scholarships and driver training for local villagers. The project has also provided significant employment opportunities for local Tibetan residents. Consultation and discussion of project development plans, including impact assessments and mitigation strategies, with local communities and other key stakeholders continue.

New house construction has been completed for the villagers that signed house-funding agreements and residents have moved into their new houses.

The ESIA report, prepared by Golder Associates, was completed and is currently under third party review.

Newtongmen Deposit

Information Concerning Estimates of Indicated and Inferred Resources

This section uses the terms ‘indicated resources’ and ‘inferred resources’. Continental advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre- feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The Newtongmen deposit is located 2.5 kilometres northwest of the Xietongmen deposit. Drilling so far has outlined a northwesterly-elongated zone about 850 m long by up to 450 m wide, with intersections of copper and gold mineralization from surface to the limit of drilling at 713 m depth. The deposit remains open to expansion in three lateral directions and at depth. Results from the resource estimate at a range of cut-offs are tabulated below.

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CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Newtongmen Mineral Resources - May 2009

Category	Cut-off	Tonnes Millions	Cu %	Au g/t	Ag g/t	Contained Cu Billion lb	Contained Au Million oz	Contained Ag Million oz
Indicated	0.30	186.5	0.40	0.22	0.99	1.66	1.30	5.90
	0.20	388.9	0.32	0.18	0.87	2.77	2.30	10.85
	0.15	486.0	0.29	0.17	0.82	3.15	2.70	12.80

Category	Cut-off	Tonnes Millions	Cu %	Au g/t	Ag g/t	Contained Cu Billion lb	Contained Au Million oz	Contained Ag Million oz
Inferred	0.30	84.4	0.37	0.06	0.13	0.68	0.17	0.36
	0.20	264.8	0.29	0.07	0.12	1.67	0.57	1.04
	0.15	379.3	0.25	0.07	0.12	2.11	0.80	1.44

Note 1	Contained metal calculations assume 100% recovery.

Note 2

Worldwide porphyry operations cut-offs generally range between 0.20 and 0.40% copper. Estimates for the Xietongmen deposit use 0.15% copper cut-off. Wardrop considers that a higher threshold grade of 0.20% copper is appropriate for this initial estimate of Newtongmen.

The resource estimate is based on drill core assay results from 35 holes (approximately 16,000 meters) drilled in 2006 and 2007. The holes were drilled at about 100-meter spacing on eight lines, with holes on adjacent lines offset by approximately 50 meters. All but three of the holes were drilled vertically. Long intervals of copper and gold mineralization were encountered in most of the holes starting from surface, with higher grade intervals intersected near to the surface.

The estimate was prepared using geostatistical methods by Greg Mosher, P.Geo., of Wardrop Engineering, an independent Qualified Person as defined by Canadian National Instrument 43-101. A Technical Report has been filed on www.sedar.com.

1.2.6    Market Trends

Copper prices had been on an overall upward trend between late 2003 and October 2008, but have decreased significantly since then as a result of uncertainties in global financial markets. In mid-2008, the copper market deficit, caused by strong demand growth and struggling production and a lack of new development projects, reached its peak. The average price in 2008 was US$3.15/lb, compared to an average price of US$3.22/lb in 2007. There was an unprecedented 70% drop in prices over the six months from July to December 2008.

Copper prices stabilized in January 2009, then began to increase. Prices have been in the US$2.00/lb range since early April. The average copper price in 2009 to the date of this report is approximately US$2.22/lb.

Gold prices were volatile in late 2008, dropping below $800/oz for a two-week period in September, and again from mid-October through November. The average gold price for 2008 was US$871/oz. As global economic and other market conditions are uncertain, market experts have forecasted strong gold prices through 2009. The average price to the date of this report is approximately US$950/oz. As of the date of this MD&A, the spot price of gold was approximately US$1,106 per ounce.

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CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3        Selected Annual Information

Not required in interim MD&A.

1.4        Results of Operations

Quarter ended September 30, 2009

	Quarter ended	Quarter ended	Quarter ended
	September 30, 2009	June 30, 2009	September 30, 2008
Exploration and development	$655,000	$2,619,000	$3,335,000
Administrative	1,378,000	1,623,000	1,154,000
Stock based compensation	238,000	1,298,000	331,000
Foreign exchange loss (gain)	(2,699,000)	(3,004,000)	1,235,000
Net loss (income) for the period	$(427,000)	$2,536,000	$6,055,000

Comparison to previous quarter

Exploration and development activities decreased from the previous quarter due to a decrease in engineering work and site activities.

The decrease in administrative expenditures was due primarily to a decrease in legal, and accounting fees. The stock-based compensation expense decreased to $238,000, compared to $1,298,000 in the previous quarter, due to a greater number of options having vested in the prior quarter.

The foreign exchange gain decreased to $2,699,000 in the third quarter from $3,004,000 in the second quarter. This is due substantially to the future income tax liability, which is a significant balance, and which is primarily denominated in Chinese currency.

Comparison to same quarter in previous year

During the quarter ended September 30, 2009, the Company's exploration and development cost decreased to $655,000 from $3,335,000 during the quarter ended September 30, 2008, mainly resulting from a reduced level of engineering work. The Company continued to incur more costs related to geological and socio-economic work than in the same quarter of 2008.

The increase in administrative expenditures was due primarily to an increase in legal, and accounting fees. The increase in office and administration was mainly due to certain additional human resource-related costs in the Company's Beijing and Rikaze offices, and an increase in the office rent of the Company's Beijing's office in the third quarter of 2009.

Stock based compensation expense increased due to an increase in the volatility in the Company's stock price over the prior year, and the effect of newly granted options during the third quarter of fiscal 2009.

There was a net difference in foreign exchange of $3,496,000 over the same quarter in 2008, related to the foreign exchange on the future income tax liability. The underlying cause was a change in relative exchange rates.

8

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Nine months ended September 30, 2009

	Nine months ended	Nine months ended
	September 30, 2009	September 30, 2008
Exploration and development	$6,236,000	$7,068,000
Administrative	4,498,000	3,449,000
Stock based compensation	1,866,000	1,415,000
Foreign exchange loss (gain)	(4,611,000)	3,791,000
Net loss for the period	$7,989,000	$15,723,000

The exchange rate for the Canadian dollar against the Chinese yuan has increased from 1 Canadian dollar to 5.57 Chinese yuan on December 31, 2008 to 6.37 Chinese yuan on September 30, 2009.

Comparison to prior year (Nine months ended September 30, 2008)

Exploration and development activities decreased in the first nine months of 2009 compared to the first nine months of 2008. Less engineering work was done this year to date over last.

Office and administration costs have increased this year over the same period of last year. Significant employment-related costs were incurred in China during the first three quarters of fiscal 2009 which contributed to the increase in office and administration costs. The increase in legal, accounting and audit fees compared with the same period in 2008 was mainly due to an increase in professional advisory services related to the mining license application. The decrease in corporate travel costs compared with the same period of 2008 is the result of active travel cost management. Interest income decreased significantly due to a combination of lower overall cash balances, and significantly lower interest rates earned by those cash balances.

Stock-based compensation expense increased due to an increase in the volatility in the Company's stock price over the prior year and the effect of newly granted options in 2009.

The change in foreign exchange is due substantially to the future income tax liability denominated in Chinese currency.

9

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5        Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except loss per share amounts. Small differences are due to rounding.

	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2009	2009	2009	2008	2008	2008	2008	2007
Current assets	$3,962	$7,216	$12,508	$16,714	$23,601	$26,854	$30,338	$33,920
Other assets	116,652	116,258	114,413	113,585	118,699	118,456	118,954	117,836
Total assets	120,614	123,474	126,921	130,299	142,300	145,310	149,292	151,756

Current liabilities	4,148	5,675	7,101	6,762	3,105	1,800	2,015	3,249
Other long-term liabilities	29,889	32,202	34,410	33,247	30,480	29,256	29,022	26,501
Shareholders' equity	86,577	85,597	85,410	90,290	108,715	114,254	118,255	122,006
Total shareholders' equity and	120,614	123,474	126,921	130,299	142,300	145,310	149,292	151,756
liabilities

Working capital (deficit)	(186)	1,541	5,407	9,952	20,496	25,054	28,323	30,671

Expenses:
Exploration	655	2,619	2,962	8,215	3,335	1,895	1,534	5,628
Foreign exchange loss (gain)	(2,699)	(3,004)	1,092	4,818	1,235	353	2,203	(97)
Insurance	28	50	37	38	31	37	40	37
Interest expense	–	–	–	–	–	–	–	45
Interest income	(8)	(26)	(15)	(47)	(150)	(119)	(342)	(191)
Legal, accounting and audit	201	400	213	386	159	213	167	115
Office and administration	1,001	998	1,121	1,030	774	879	765	(341)
Project investigation	–	–	–	8	9	8	–	–
Shareholder communications	53	69	49	70	60	82	55	163
Stock-based compensation	238	1,298	330	211	331	1,064	327	409
Travel and conference	80	103	78	97	247	263	188	481
Trust and filing	24	29	13	5	24	26	30	10
Net loss (income) for the period	$(427)	$2,536	$5,880	$14,831	$6,055	$4,701	$4,967	$6,259

Basic and diluted loss per share	$0.00	$(0.01)	$(0.05)	$(0.11)	$(0.05)	$(0.04)	$(0.04)	$(0.05)

Weighted average number of	129,053	129,053	129,053	129,053	129,053	129,053	129,053	123,689
common shares outstanding (in
thousands)

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CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6        Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in many of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration and development financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had negative working capital of approximately $0.2 million as at September 30, 2009, compared with a positive working capital of approximately $10.0 million at December 31, 2008. The change in working capital compared with December 31, 2008 is due to exploration and development and administrative expenditures incurred during the first three quarters of 2009.

On October 20, 2009, the Company received gross proceeds of $25,000,000 from a private placement of 23,364,486 common shares. Management believes that with this financing, the Company has sufficient capital resources to continue with its planned objectives for the 2009 fiscal year.

1.7        Capital Resources

In February 2007, the Company entered into a framework agreement with Jinchuan for equity financing, capital financing, concentrate off-take in addition to critical project licensing, government approvals and other community project development initiatives for assistance with the overall project development of the Xietongmen Project. Specifically, in terms of financing requirements, Jinchuan has agreed to provide assistance in arranging for 60% of the required capital in the form of debt, and contributing 30% of required project capital (net of any equity subscriptions) for the Xietongmen property in the form of debt and/or equity.

The Company has engaged Standard Bank plc, jointly with the Industrial and Commercial Bank of China, as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen Project. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

The Company had no material commitments for capital expenditures as of September 30, 2009 and as of the date of this MD&A. The Company has no other lines of credit or sources of financing which have been arranged but are as yet unused.

The ability of the Company to carry out its long range strategic objectives in future years depends on its ability to raise financing from lenders, shareholders and other investors. The Company continues to regularly review and consider financing alternatives to fund its ongoing activities.

1.8        Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable

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CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

preferred shares of the Company. This is more fully described in the notes to the audited annual financial statements for the year ended December 31, 2008.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At September 30, 2009, the conversion rate was $5.64 per Taseko Share. These arrangements are more fully described in the notes to the audited consolidated financial statements for the year ended December 31, 2008.

1.9       Transactions with Related Parties

Refer to note 7 of the unaudited interim consolidated financial statements.

1.10     Fourth Quarter

Not required for this MD&A.

1.11     Proposed Transactions

There are no material transactions requiring disclosure under this section.

1.12     Critical Accounting Estimates

Not applicable; the Company is a venture issuer.

1.13     Changes in Accounting Policies including Initial Adoption

Refer to note 3 of the unaudited interim consolidated financial statements.

1.14     Financial Instruments and Other Instruments

There are no material changes since the fiscal year end of 2008 in terms of the financial instruments.

1.15     Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

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CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

(a)           Capitalized or expensed exploration and development costs;

The required disclosure is presented in the consolidated schedules of exploration and development expenses in the unaudited interim consolidated financial statements.

(b)           expensed research and development costs;

Not applicable.

(c)           deferred development costs;

Not applicable.

(d)           general and administration expenses;

The required disclosure is presented in the unaudited interim consolidated financial statements.

(e)           any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A.

	Expiry date	Exercise	Number	Number
		price
Common shares				152,417,527

Share purchase options	November 30, 2009	$ 1.61	250,000
	September 30, 2010	$ 1.68	125,000
	February 28, 2011	$ 1.61	2,800,000
	February 28, 2011	$ 1.68	350,000
	May 2, 2011	$ 1.32	3,919,500
	October 1, 2011	$ 0.79	110,000
	February 29, 2012	$ 2.01	1,200,000
	July 28, 2012	$ 1.05	2,565,100
	July 28, 2014	$ 1.05	975,000
	November 4, 2012	$ 1.63	100,000
				12,394,600

1.15.3 Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has

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CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting occurred during the period ended September 30, 2009 that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

1.15.4 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.15.5 International Financial Reporting Standards ("IFRS")

To prepare for the conversion to IFRS, the following plan has been developed:

Scope assessment and training

An IFRS conversion team has been established, and the members of the team are receiving technical and project planning training related to IFRS. The Company has allocated appropriate resources to the conversion project to develop an effective plan and the Company is continually assessing resource and training requirements as the project progresses.

Ongoing amendments and additions to current standards, carried out by the International Accounting Standards Board, are currently taking place. As part of the conversion process, the Company will monitor actual and expected changes to existing standards and assess the impact on the Company and its reporting requirements. An initial assessment of the impact of the IFRS conversion will be completed by the end of 2009.

Design

Based on a detailed review of IFRS standards, the Company will choose accounting policies and procedures, quantify the impact on key line items and disclosures, and prepare draft financial statements under IFRS. The Company will start to collect accounting data in late 2009 and early 2010 to satisfy the IFRS requirement for the preparation of comparative balances for the 2011 IFRS conversion.

Implementation and Review

Upon adoption of IFRS in 2011, the Company will implement new accounting policies under IFRS and prepare and report consolidated financial statements under IFRS.

The Company will continue to monitor and report on its conversion to IFRS according to its conversion plan.

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